UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________________

FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

 EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2004

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

 EXCHANGE ACT OF 1934

For the transition period from ________ to _______

Commission file number:  333-32170

 PNM RESOURCES, INC.
EMPLOYEE STOCK PURCHASE PLAN
(Full title of the plan and address of the plan,
if different from that of the issuer named below)

 PNM Resources, Inc.
Alvarado Square
Albuquerque, New Mexico 87158
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

CONTENTS

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the
PNM Resources, Inc.
Employee Stock Purchase Plan:

We have audited the accompanying statement of net assets available for benefits of the PNM Resources, Inc. Employee Stock Purchase Plan (the "Plan") as of June 30, 2004, and the related statement of changes in net assets available for benefits for the year ended June 30, 2004.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2004, and the changes in its net assets available for benefits for the year ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Albuquerque, New Mexico

/s/ Grant Thornton LLP

September 10, 2004

PNM Resources, Inc. Employee Stock Purchase Plan

Statement of Net Assets Available for Benefits

As of
June 30, 2004

Assets:
Receivable from PNM Resources, Inc.	$ -

Liabilities and Plan Equity:
Obligations to purchase PNM Resources, Inc. common stock	-
Plan equity	-

Total Net Assets	$ -

The accompanying notes are an integral part of this financial statement.

PNM Resources, Inc. Employee Stock Purchase Plan

Statement of Changes in Net Assets Available for Benefits

June 30, 2004

Participant contributions	$ 994,560
Purchases of PNM Resources, Inc. common stock	(988,175)
Amounts refunded to Plan participants	(6,385)

Net change in Plan equity	-
Plan equity at beginning of year	-

Plan equity at end of year	$ -

The accompanying notes are an integral part of this financial statement.

PNM Resources, Inc.

Employee Stock Purchase Plan

NOTES TO FINANCIAL STATEMENTS

June 30, 2004

1. Description of the Plan

The following is a brief description of the PNM Resources, Inc. Employee Stock Purchase Plan (the "Plan").  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

In March 2003, the Board of Directors of PNM Resources, Inc. (the "Company") adopted the Plan.  Eligible employees who have enrolled in the Plan may contribute from 1% to 10% of their eligible pay each pay period towards purchases.  The Plan has been authorized to issue up to 375,000 new shares of the Company's common stock to the participants of the Plan.  As of June 30, 2004 a total of 62,917 shares have been issued.

The Plan has two six-month offering periods that begin on January 1 and July 1 and end on June 30 and December 31, respectively.  Within each offering period, there are two purchase periods and two purchase dates.  The purchase periods are from January 1 through March 31, April 1 through June 30, July 1 through September 30 and October 1 through December 31.  The purchase dates are March 31, June 30, September 30 and December 31.

At the end of each purchase period, the accumulated contributions are used to purchase full and fractional shares of the Company's common stock at the discounted purchase price.  The discounted purchase price is 85% of the lower of fair market value of the Company's common stock on the two different days in each offering period - the first day of the offering period, or the relevant purchase date.

Plan Year

The Plan Year is July 1 through June 30.

Eligibility

Employees that work at least 20 hours a week and at least five months a year, and have worked for the Company for at least six months before the first day of an offering period are eligible to participate.

Employees who would, after purchasing shares through the Plan, own enough stock that they would possess 5% or more of the total combined voting power or value of all classes of the Company's stock are not eligible to participate.

PNM Resources, Inc.

Employee Stock Purchase Plan

NOTES TO FINANCIAL STATEMENTS

June 30, 2004

Contributions

The Plan permits eligible employees to contribute from 1% to 10% of their base salary or wages to the Plan on an after-tax basis.  Certain types of pay are not included in base salary for contributions (e.g., bonuses, expense reimbursements, disability benefits, deferred compensation payments, stock option income, or vacation/paid time off sales).  Lump sum contributions are also not allowed under the Plan.  Employees cannot purchase more than $25,000 of stock each calendar year, as set forth by Internal Revenue Code Section 423.

The Company holds participant contributions until the relevant purchase date, at which time common stock of the Company is purchased and distributed to the contributing participants.  All funds held by the Company under the Plan are included in the general assets of the Company.  Participants may change their contribution elections one time during an enrollment period if timely received.  Otherwise, a participant's change will be effective at the beginning of the next enrollment period (June or December).

Stock Purchase Provisions

The Plan determines the fair market value on two different days in each offering period - the first day of the offering period, or the relevant purchase date.  The purchase price of the stock is 85% of the lower of the two prices.

On each purchase date, the accumulated contributions are used to purchase shares of the Company's common stock for the participants.  All purchases of shares under the Plan are made directly from the Company from newly issued common shares.  However, the Company may also sell to the Plan participants treasury shares, shares purchased by the Company on the open market, or a combination thereof.  If the purchase date occurs on a day when the New York Stock Exchange is closed, the purchase date will be the previous trading day.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

PNM Resources, Inc.

Employee Stock Purchase Plan

NOTES TO FINANCIAL STATEMENTS

June 30, 2004

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in income and Plan equity during the reporting period.  Actual results could differ from those estimates.

Plan Administration

The Plan is administered by the Human Resources and Compensation Committee of the Board of Directors of the Company (the "Committee").  The Committee has the authority to promulgate rules and regulations for the operation of the Plan, and to adopt forms for use in connection with the Plan, and decide any question of interpretation of the terms of, or rights under, the Plan. The Committee may delegate some or all of its duties and authority to one or more Company employees.

Plan Expenses

Administrative expenses of the Plan are paid by the Company.

3. Income Tax Status

The Plan is intended to qualify as an Employee Stock Purchase Plan under Section 423 of the Internal Revenue Code of 1986 (the "Code").  Issuance of shares under the Plan is not intended to result in taxable income to participants in the Plan at the time of purchase based on provisions of the Code.  Management believes that the Plan has been operated in accordance with the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements.

4. Plan Termination

The Plan may be terminated at any time at the discretion of the Board of Directors.

Exhibit Index:

23.1	Consent of Grant Thornton LLP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PNM RESOURCES, INC.

Employee Stock Purchase Plan

Date: September 28, 2004	By:	/s/Yvonne Johnson
Yvonne Johnson
Plan Administrator